Exhibit A

February 27, 2007

Central Fund of Canada Limited (symbols: AMEX-CEF, TORONTO-CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three-months ended January 31, 2007.

CENTRAL FUND OF CANADA LIMITED

Statement of Net Assets

(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2007	2006
Net assets:
Gold bullion, at market, average cost $318,624,214 (2006: $284,691,854)	$476,631,989	410,565,912
Silver bullion, at market, average cost $289,171,893 (2006: $252,354,197)	489,377,523	410,665,810
Interest-bearing cash deposits	22,191,187	16,636,587
Prepaid insurance, interest receivable and other	184,667	327,504
	988,385,366	838,195,813
Accrued liabilities	(1,318,014)	(820,662)
Dividends payable	—	(1,046,545)
Net assets representing shareholders’ equity	$987,067,352	836,328,606
Represented by:
Capital stock
Class A shares issued; 113,294,532 (2006: 104,654,532)	$614,340,415	536,847,071
Common shares issued: 40,000	19,458	19,458
	614,359,873	536,866,529
Contributed surplus	14,529,033	15,294,173
Retained earnings inclusive of unrealized appreciation of holdings	358,178,446	284,167,904
	$987,067,352	836,328,606

Net asset value per share:
Class A shares	$8.71	7.99
Common shares	$5.71	4.99

Net asset value per share expressed in Canadian dollars:
Class A shares	$10.27	8.97
Common shares	$6.73	5.60
Exchange rate: U.S. $1.00 = Cdn	$1.1792	1.1227

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada.  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2006 Annual Report and the accompanying MD&A.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Also, because gold and silver are initially denominated in U.S. dollars, changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $150,738,746 during the three months ending January 31, 2007 as a result of the December 8, 2006 public offering as well as increases in gold and silver prices.

The Company used the net proceeds from this public offering to purchase 52,690 fine ounces of gold at a cost of $33,932,360 and 2,634,540 ounces of silver at a cost of $36,817,696, both in physical bar form. The balance of $6,617,304 was retained by the Company in interest-bearing cash deposits for working capital purposes.

CENTRAL FUND OF CANADA LIMITED

Statement of Income

(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2007	2006
Income:
Interest	$258,368	89,005
Dividends	—	130
Unrealized appreciation of holdings	74,010,542	127,186,752
	74,268,910	127,275,887
Expenses:
Administration fees	612,521	434,171
Safekeeping, insurance & bank charges	267,159	192,810
Shareholder information	45,127	40,032
Directors’ fees and expenses	35,430	28,306
Legal fees	21,704	48,149
Accounting fees	17,000	17,312
Registrar and transfer agent fees	15,004	13,431
Stock exchange fees	9,242	60,814
Miscellaneous	321	550
Foreign currency exchange loss	—	8,387
Total operating expenses	1,023,508	843,962
Income before income taxes	73,245,402	126,431,925
Income taxes	—	(248,523)
Net income	$73,245,402	126,183,402
Net income per share:
Class A shares	$0.67	1.34
Common shares	$0.67	1.34

The net income (inclusive of unrealized appreciation of investments) for the three months ended January 31, 2007 was $73,245,402, compared to $126,183,402 for the same period in 2006.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels, or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Safekeeping fees and bullion insurance costs increased to reflect the dollar prices of gold and silver bullion being held.  Administration fees increased to $612,521 from $434,171 for the three months, such increase being at the rate of one-fifth of one percent per annum (20 basis points) on the increased assets under administration.

Expenses (which exclude taxes) as a percentage of average month-end net assets for the three-month period ended January 31, 2007 were 0.11%, compared to 0.14% for the same three-month period in 2006.  For the twelve months ended January 31, 2007, the operating expense ratio was 0.45% compared to 0.53% for the prior twelve-month period.

Stock exchange fees of $9,242 for the three months ended January 31, 2007 consist of Toronto Stock Exchange fees of $6,742 and American Stock Exchange fees of $2,500.  These amounts represent 1/12 of the annual fee charged being $80,962 for the Toronto Stock Exchange and $30,000 for the American Stock Exchange. The amount of $60,814 for the same period in 2006 represents the entire 2006 annual fee for the Toronto Stock Exchange.   For the year ended October 31, 2006 the American Stock Exchange annual fee was expensed during the second quarter.

Central Fund of Canada Limited operates as a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not actively speculate with regard to short-term changes in gold and silver prices.  At January 31, 2007, the Class A shares of Central Fund were backed 97.9% by gold and silver bullion and may be purchased or sold with ease on either the American Stock Exchange (CEF) or The Toronto Stock Exchange (CEF.A).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878